WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2013

The following management discussion and analysis of Western Copper and Gold Corporation (together with its subsidiaries, “Western” or the “Company”) is dated March 21, 2014, and provides an analysis of the Company’s results of operations for the year ended December 31, 2013.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with Western’s audited consolidated financial statements for the year ended December 31, 2013 and the notes thereto. The Company’s accounting policies are described in note 3 of the audited consolidated financial statements for the year ended December 31, 2013. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange (“TSX”) and the NYSE MKT under the symbol WRN. As at the date of this report, the Company had 93,683,937 common shares and 6,431,667 stock options outstanding. Each stock option is exercisable to purchase one common share of the Company.

Additional information on the Company can be found in the Company’s Annual Information Form for the year ended December 31, 2013 (“AIF”), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov on Form 40-F.

The operations of the Company are speculative due to the high-risk nature of the mining industry. Western faces risks that are generally applicable to its industry and others that are specific to its operations. Certain key risks affecting the Company’s current and future operations are discussed in its AIF and Form 40-F. This list is not exhaustive. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. Such risk factors could materially affect the value of the Company’s assets, and future operating results of the Company and could cause actual results to differ materially from those described in the forward looking statements contained in this management discussion and analysis. Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation and its wholly-owned subsidiary, Casino Mining Corp., are focused on advancing the Casino project (“Casino” or “Casino Project”) towards production. The Casino Project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada. The Company completed a feasibility study on the Casino Project in January 2013 and completed the first step in the permitting process by submitting the Casino Project Proposal to the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) in January 2014.

FINANCIAL POSITION

As at December 31, 2013, Western had $23.2 million in cash and short-term investments and $22.4 million in working capital. The Company is in the permitting stage. It has no operations and relies primarily on the capital markets for financing. Western believes that its current working capital balance will be sufficient to complete the permitting and engineering of the Casino mine.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

In December 2012, Western completed a royalty sale with 8248567 Canada Limited (the “Purchaser”), an arms’ length party, whereby the Purchaser cancelled the 5% net profits interest royalty (the “NPI Royalty”) on all claims comprising the Casino Project, other than the Casino B claims, and paid Western US$32 million in exchange for a 2.75% net smelter returns royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived from the Casino Project, other than the Casino B claims (the “Transaction”).

Western has the option to repurchase 0.75% of the NSR Royalty (resulting in a 2.00% remaining royalty) for US$59 million if the amount is paid on or before December 31, 2017.

CASINO PROJECT

PERMITTING AND DEVELOPMENT

The Company’s permitting efforts over the past few years culminated with the submission of the Casino Project Proposal to YESAB for assessment in January 2014. This assessment process involves several steps after the submission of the Project Proposal concluding with the issuance of a Decision Document by YESAB. Once a project receives the Decision Document, the next step is obtaining a Quartz Mining License (“QML”). The QML would allow the Company to begin construction of the mine. Western expects the timeline from the submission of the Project Proposal to YESAB to the issuance of the Quartz Mining License to be approximately 24 months. The final significant permit following the issue of the QML is the Yukon Water License.

The Casino Project is located primarily within Selkirk First Nation’s Traditional Territory. On March 12, 2014, Western and Selkirk First Nation announced that they have entered into an agreement relating to the Casino Project. The agreement commits the parties to work cooperatively to review, evaluate and discuss the Casino Project, provides for the establishment of a technical working group, and lays the foundation for establishing future agreements and protocols relating to the Project.

In 2014, the Company plans to continue working with regulatory authorities, First Nation, Territorial and Federal governments, and local communities to advance the Casino Project through the permitting phase and to ensure that the various concerns of stakeholders are addressed.

The Company also expects to continue to develop certain key engineering aspects of the project in 2014, particularly in regards to power supply, LNG supply chain, and project execution planning.

FEASIBILITY STUDY

Summary

On January 7, 2013, the Company released the results of the feasibility study on its Casino Project and subsequently filed the technical report titled “Casino Project, Form 43-101F1 Technical Report Feasibility Study, Yukon, Canada – Revision 1” dated January 25, 2013 (the “Feasibility Study”) on SEDAR on February 12, 2013. The Feasibility Study succeeds the pre-feasibility study dated May 17, 2011 and incorporates an updated reserve, significant updated engineering, particularly in the areas of energy supply, metallurgy and flow sheet design, and brings the engineering on the project to a feasibility study level. The following summary is qualified in its entirety by reference to the full text of the Feasibility Study, which is available under the Company’s profile on SEDAR.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

The Feasibility Study establishes the Casino Project as a robust copper-gold project with positive economics at conservative commodity prices. Globally over the past few years, very few projects of the size of Casino have been engineered to a feasibility study level and maintained attractive economics. The following key metrics demonstrate the strength of the Casino Project: net present value (“NPV”) of $1.83 billion, 20.1% internal rate of return (“IRR”), and industry-leading cash costs, net of by-product credits, of negative $0.81 per pound of copper produced.

The financial results of the Feasibility Study are calculated using three different metal price scenarios. Long term prices ("Long Term") are based on long term copper price projections from Wood Mackenzie and typical analyst projections of long term commodity prices for the other metals. SEC pricing guidance uses LME three-year historical rolling average prices from December 31, 2012. Spot prices ("Spot") are the spot prices on December 31, 2012.

	Long Term	SEC	Spot
Copper (US$/lb) Molybdenum (US$/lb) Gold (US$/oz) Silver (US$/oz) Exchange Rate (C$:US$)	3.00 14.00 1,400.00 25.00 0.95	3.67 14.67 1,488.00 28.80 1.00	3.57 11.80 1,658.00 29.95 1.00

The following is a summary of key financial results at each price scenario used in the Feasibility Study.

	Long Term	SEC	Spot
NPV after-tax (8% discount) IRR after-tax (100% equity) Payback period (years) Net Smelter Return ($/t milled) Copper Cash Costs (US$/lb)*	$1.83 billion 20.1% 3.0 22.59 (0.81)	$2.29 billion 22.5% 2.7 24.62 (0.85)	$2.28 billion 22.7% 2.6 24.27 (0.90)

*Copper Cash Costs include estimates for mining, processing, treatment, and transportation costs, net of by-product credits. They do not include royalties, taxes, reclamation costs, or sustaining capital.

The results presented above include the following assumptions:

•	An exchange rate of US$1:$1 was used for capital and operating cost estimates.
•	The exchange rate applied to each commodity price scenario is indicated above.
•	All financial results include the NSR Royalty.

In the discussion that follows, unless otherwise noted, all financial figures relating to the Casino Project are calculated using the Long Term commodity price scenario.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

Operational Highlights

The Feasibility Study evaluates the development of the Casino deposit as a conventional open pit mine, concentrator complex, and heap leach operation. The initial production will focus on the deposit's oxide cap as a heap leach operation to recover gold and silver in doré form. The main sulphide deposit will be processed using a conventional concentrator to produce copper-gold-silver and molybdenum concentrates.

Operation	Nominal Throughput (tonnes per day)	Life of Mine (years)
Mill Heap	120,000 25,000	22 18

Higher grade ore fed to the concentrator during the first four years of the concentrator operation, combined with a low strip ratio in these years, result in higher yearly cash flows during this period that contribute significantly to the project's financial performance and short pay-back period.

	Years 1-4	Life of Mine
Average Annual Pre-tax Cash Flow ($millions) Average Annual After-tax Cash Flow ($millions) Average Net Smelter Return ($/t ore milled) Strip ratio	773 682 31.59 0.49	531 400 22.59 0.59

Key processing plant metrics:

	Years 1-4	Life of Mine
Average Annual Metal Production
Copper (Mlbs)	245	171
Gold (kozs)	399	266
Silver (kozs)	1,777	1,425
Molybdenum (Mlbs)	15.3	15.5

Average Annual Mill Feed Grade
Copper (%)	0.307	0.204
Gold (g/t)	0.371	0.240
Silver (g/t)	2.103	1.74
Molybdenum (%)	0.025	0.023

Annual Concentrate Production
Cu (dry ktonnes)	395	275
Mo (dry ktonnes)	12	13

Most of the Casino Project’s revenue is from copper (46%), but gold is a significant contributor to the project (34%); establishing the Casino Project as an attractive project from either a copper or gold perspective.

% of Revenue, by Commodity	Years 1-4	Life of Mine
Copper Gold Molybdenum Silver	48% 37% 12% 3%	46% 34% 17% 3%

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

Mineral Reserves

The mineral resource estimate first reported in November 2010 was used unmodified for the Feasibility Study.

The Feasibility Study estimates a proven and probable mill ore reserve of 965 million tonnes and a proven and probable heap leach ore reserve of 157 million tonnes, as outlined below. Total contained metal in the combined proven and probable mineral reserve is equal to 4.5 billion pounds of copper, 8.9 million ounces of gold, 483 million pounds of molybdenum, and 65 million ounces of silver.

Proven & Probable	Tonnes (millions)	Copper (%)	Gold (g/t)	Moly (%)	Silver (g/t)
Mill Ore Reserve Proven Mineral Reserve Probable Mineral Reserve	91.6 873.6	0.336 0.190	0.437 0.219	0.0275 0.0222	2.23 1.68
Total Proven & Probable (Mill)	965.2	0.204	0.240	0.0227	1.74
Heap Leach Reserve Proven Mineral Reserve Probable Mineral Reserve	31.8 125.7	0.051 0.032	0.480 0.244	n/a n/a	2.79 2.06
Total Proven & Probable (Heap)	157.5	0.036	0.292	n/a	2.21

Capital Costs

Total initial capital investment in the project is estimated to be $2.46 billion, which represents the total direct and indirect cost for the complete development of the Casino Project, including associated infrastructure and power plant. The following table shows how the initial capital is distributed between the various components. Sustaining capital for the project is estimated at $362 million.

CAPITAL COST	$ millions
Direct Costs
Mining Equipment & Mine Development	454
Concentrator (incl. related facilities)	904
Heap Leach Operation	139
Camp	70
Subtotal Direct Costs	1,567
Indirect Costs	295
Infrastructure Costs
Power Plant	209
Access Road	99
Airstrip	24
Subtotal Infrastructure	332
Contingency	218
Owner's Costs	44
TOTAL CAPITAL COST	2,456

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

Operating Costs

Operating costs at the Casino Project are expected to be typical for an operation of this scale. The combined mining and milling operating costs are estimated to be $8.52 per tonne ore milled.

The mining costs per tonne of mill ore are anticipated to be $3.05. The operating costs for the milling operation are expected to average $5.47 per tonne of ore processed through the mill over the life of the mine. Heap leach operating costs are expected to average $4.04 per tonne of ore processed through the heap leach over the life of the heap leach.

Power and Infrastructure

Electrical power for the Casino Project will be provided by a gas fired power plant based on liquefied natural gas ("LNG") sourced from a new facility to be constructed by a third party near existing gas processing facilities currently in operation at Fort Nelson, BC. The LNG supply chain used in the Feasibility Study is based upon various engineering studies undertaken by Western and its consultants and as a result of extensive discussions with potential third party suppliers in the Fort Nelson area.

LNG will be hauled by over-the-highway tankers to an on-site LNG storage facility, then vaporized and fed to the power plant to generate electrical power.

The region is serviced by paved all-weather roads connecting the towns of Carmacks and Whitehorse in the Yukon with the Port of Skagway, Alaska. With the completion of the 132 km Casino access road, the project will have an all-weather access route through Carmacks to Whitehorse (approx. 380 km) and to the Port of Skagway (550 km). The Port of Skagway has existing facilities to store and load-out concentrates as well as facilities to receive bulk commodity shipments, fuels and connection to the Alaska Marine Highway. The Port of Skagway is developing plans to expand these facilities to better serve the expanding mining activity in the Yukon and Alaska.

CORPORATE ACTIVITIES

The Company’s shareholders ratified and approved the Shareholder Rights Plan (the “Rights Plan”) at the Company’s Annual Meeting.

Western adopted the Rights Plan to ensure, to the extent possible, that all holders of common shares of the Company and the Board have adequate time to consider and evaluate any unsolicited take-over bid for the common shares of the Company, provide the Board with adequate time to identify, solicit, develop and negotiate value-enhancing alternatives, as considered appropriate, to any unsolicited take-over bid and encourage the fair treatment of the Company's shareholders in connection with any unsolicited take-over bid.

The Rights Plan, which came into effect on April 24, 2013, will continue to be in force to the end of the Company’s Annual Meeting of Shareholders in 2016.

The adoption of the Rights Plan was not in response to a proposal to acquire control of Western. At this time the Company is not aware of any such transaction that would trigger the provisions of the Rights Plan.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED ANNUAL FINANCIAL INFORMATION

The following annual information has been extracted from the Company’s audited annual consolidated financial statements.

As at and for the year ended	31-Dec-13	31-Dec-12	31-Dec-11
	$	$	$

Loss and comprehensive loss	1,365,516	3,913,276	22,005,813
Loss per share – basic and diluted	0.01	0.04	0.24
Exploration and evaluation assets	27,034,538	17,706,346	42,114,531
Cash, cash equivalents, and short-term investments	23,207,467	33,517,542	9,465,568
Total assets	50,949,704	51,634,275	52,114,445

Items that resulted in significant differences in the annual figures presented above are explained in the following narrative.

Loss and comprehensive loss

For the year ended December 31, 2013 the Company reported a loss and comprehensive loss of $1.4 million. The loss and comprehensive loss was lower in 2013 than in 2012 largely because the Company recognized a foreign exchange gain of $1.35 million in 2013 and share-based payments decreased by $1.3 million as compared to 2012.

The loss and comprehensive loss reported for the year ended December 31, 2011 is largely due to the $19.7 million loss on distribution recorded as a result of the plan of arrangement completed on October 17, 2011.

Exploration and evaluation assets

During the year ended December 31, 2013, the Company continued to advance the Casino Project. Costs incurred by the Company are capitalized, thus increasing the carrying value of exploration and evaluation assets. In 2012, exploration and evaluation assets were reduced by the net proceeds of $31.4 million received from the sale of the NSR Royalty.

Cash, cash equivalents, and short-term investments

During the year ended December 31, 2013, cash and cash equivalents decreased as the Company continued to incur expenditures to advance its Casino Project.

Cash and cash equivalents is substantially higher as at December 31, 2012 as compared to December 31, 2011 because the Company received gross proceeds of US$32 million from the sale of the NSR Royalty on December 21, 2012.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company’s unaudited condensed interim consolidated financial statements.

As at and for the quarter ended	31-Dec-13	30-Sep-13	30-Jun-13	31-Mar-13
	$	$	$	$

Loss and comprehensive loss	470,337	639,139	117,180	138,860
Loss per share – basic and diluted	0.01	0.01	-	-
Cash and short-term investments	23,207,467	26,520,786	29,831,659	32,488,827
Exploration and evaluation asset	27,034,538	25,078,886	21,939,518	18,973,282
Total assets	50,949,704	51,966,739	52,126,881	51,723,268

As at and for the quarter ended	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12
	$	$	$	$

Loss and comprehensive loss	953,999	738,445	1,019,102	1,201,730
Loss per share – basic and diluted	0.01	0.01	0.01	0.01
Cash and short-term investments	33,517,542	3,441,580	5,184,195	7,574,938
Exploration and evaluation asset	17,706,346	47,528,131	45,938,009	43,734,281
Total assets	51,634,275	51,371,026	51,469,800	51,761,289

Items that resulted in significant differences in the quarterly figures presented above are explained in the following narrative.

Loss and comprehensive loss

The scale and nature of the Company’s corporate and administrative activity have remained consistent throughout 2012 and 2013, but a number of significant items led to fluctuations in quarterly loss figures. These items include: foreign exchange gains and losses related to the Company’s holding of US dollars and the timing and valuation of stock option grants.

Exploration and evaluation assets

Expenditures incurred by the Company relating to its mineral properties are capitalized. As a result, the carrying value of exploration and evaluation assets should generally increase from period to period. As most field work relating to the Casino Project is performed from April to October due to weather considerations, the carrying value of exploration and evaluation assets typically sees larger increases during the second and third quarters of each year.

During the quarter ended December 31, 2012, Western received net proceeds of $31.4 million in gross proceeds from the Transaction. This amount was recorded as a reduction to the carrying value of the Company’s exploration and evaluation assets.

Cash, cash equivalents, and short-term investments

For the most part, cash is used to fund ongoing operations that increase the carrying value of the Company’s exploration and evaluation assets. Unless there is a significant financing transaction, cash, cash equivalents and short-term investments generally decrease from one period to the next.

Cash increased substantially during the quarter ended December 31, 2012 as a result of the proceeds received from the Transaction.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

RESULTS OF OPERATIONS

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
	$	$	$	$
CORPORATE EXPENSES
Filing and regulatory fees	4,095	6,812	164,673	190,801
Office and administration	72,271	53,179	258,806	211,776
Professional fees	25,094	64,108	154,988	278,653
Rent and utilities	79,819	28,798	204,500	106,155
Share-based payments	107,387	384,833	652,436	1,979,337
Shareholder communication and travel	177,591	104,406	572,635	372,492
Wages and benefits	255,890	359,336	948,788	981,085

LOSS BEFORE OTHER ITEMS	722,147	1,001,472	2,956,824	4,120,299

OTHER ITEMS
Exploration tax credit	-	-	-	(145,789)
Foreign exchange gain	(181,622)	(39,072)	(1,352,437)	(34,202)
Interest income	(70,188)	(8,401)	(238,873)	(72,830)
Plan of arrangement costs	-	-	-	45,798

LOSS AND COMPREHENSIVE LOSS	470,337	953,999	1,365,516	3,913,276

3 MONTHS ENDED – DECEMBER 31, 2013

Western incurred a loss of $470,000 ($0.01 per common share) for the three months ended December 31, 2013 compared to a loss of $954,000 ($0.01 per common share) over the same period in 2012. The scale and nature of the Company’s administrative activity have remained generally consistent throughout these periods, but a number of items have led to a significant difference in the loss figures.

Share-based payments during the quarter ended December 31, 2013 decreased by $277,000 as compared to the same period in 2012 due to the high value assigned to stock options granted in July 2011 and the timing of the amortization of the value related to that grant.

Shareholder communication increased by $73,000 during the three months ended December 31, 2013 compared to same period in 2012 as the Company attended more conferences and conducted more roadshows during the quarter ended December 31, 2013.

Wages and benefits decreased during the quarter ended December 31, 2013 as compared to the same period in 2012 due to reduced head count as well as lower amount of employee bonuses in 2013.

The Company experienced a foreign exchange gain during the three months ended December 31, 2013 due to the movement in exchange rates between the Canadian and US dollar.

Interest income increased during the three months ended December 31, 2013 as compared to the same period in 2012 as the Company had higher interest bearing balances in 2013.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

YEAR ENDED – DECEMBER 31, 2013

For the year ended December 31, 2013, Western incurred a loss of $1.4 million ($0.01 per common share). This compares with a loss of $3.9 million ($0.04 per common share) for the year ended December 31, 2012. Although the scale and nature of the Company’s administrative activity have remained generally consistent throughout 2012 and 2013, a number of items have experienced significant swings from one year to the next.

Professional fees for the year ended December 31, 2013 decreased compared to same period in the previous year due a general decrease in activity.

Rent and utilities increased in 2013 compared to the prior year because a larger proportion of shared office costs was allocated to the Company during 2013.

Share-based payments decreased by $1.3 million during the year ended December 31, 2013 compared to the year ended December 31, 2012 as a result of the large value attributed to the July 2011 stock option grant and the amortization of the value related to that grant.

Shareholder communication expenses for the year ended December 31, 2013 increased by $200,000 compared to the same period in 2012 as the Company promoted the positive results of the Feasibility Study released in January 2013 through advertising and roadshows. The Company also undertook additional promotional initiatives in advance of the submission of the Casino Project Proposal.

During 2012, the Company received an exploration tax credit of $146,000 for 2011 exploration expenditures on the previously owned Island Copper Property. This type of tax credit would normally be credited to the related exploration and evaluation asset, but since the Company disposed of the Island Copper Property as part of the plan of arrangement in 2011, the proceeds were recorded as a gain on the statement of loss.

The $1.3 million increase in foreign exchange gain experienced during the year ended December 31, 2013 is a result of the strengthening US dollar against the Canadian dollar over that period. The Company held significant US dollar denominated cash and cash equivalent in 2013 because the proceeds from the Transaction were denominated in US dollars.

Interest income increased during the year ended December 31, 2013 as compared to the 2013 year-to-date figures because the Company had higher interest bearing balances throughout 2013.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012
	$	$	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(447,583)	(59,673)	(1,104,986)	(1,360,791)
Financing activities	-	31,793,068	9,350	32,094,568
Investing activities	394,143	919,558	(26,377,431)	1,420,629

CHANGE IN CASH AND EQUIVALENTS	(53,440)	32,652,953	(27,473,067)	32,154,406

Cash and cash equivalents – beg.	6,097,915	864,589	33,517,542	1,363,136

CASH AND CASH EQUIVALENTS	6,044,475	33,517,542	6,044,475	33,517,542

The Company had $6.0 million in cash and cash equivalents as at December 31, 2013. As at December 31, 2012, cash and short-term investments totaled $33.5 million. The decrease in cash is due to the Company investing $17.0 million in short term investments as well as continued expenditures related to advancing the Casino Project.

As at December 31, 2013, Western had $22.4 million in working capital, which is expected to be sufficient working capital to fund the Company’s anticipated corporate expenses through 2015 and continue advancing the Casino Project to the next stage. The Company will have to raise significant additional capital in order to build the Casino Project.

Western is an exploration stage enterprise. As at the date of this report, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing activities

During the three months ended December 31, 2012, the Company received US$32 million as a result of the royalty transaction. The Company also completed $400,000 from a private placement of flow-through shares during the above-noted period. There were no financing activities during the three months ended December 31, 2013.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

During the year ended December 31, 2013, Western received $9,350 from the exercise of stock options compared to $301,500 received from the same source during the year ended December 31, 2012.

Investing activities

Investing activities include both mineral property expenditures and purchases and redemptions of short-term investments. These numbers often off-set to a great degree; as a result, net investing activity figures are lower than one might expect if this figure contained only amounts invested in the Company’s exploration and evaluation assets.

The Company expended $2.9 million on mineral property expenditures during the fourth quarter of 2013. This compares with $1.6 million during the same period in 2012. During the year ended December 31, 2013, Western incurred $9.4 million in exploration and evaluation costs as compared to $6.7 million in 2012.

The majority of the costs in both years relate to engineering (e.g. feasibility study) and permitting work on the Casino Project. A summary of activities relating to the Casino Project is available under the Casino Project section at the beginning of this report.

During the three months ended December 31, 2013, the Company redeemed $3.3 million from short-term investments to pay for operating expenses and exploration and evaluation expenditures. This compares to $2.6 million during the three months ended December 31, 2012. During the year ended December 31, 2013, Western purchased $17 million in short-term investments, as compared to redemptions of $8.1 million in 2012.

CONTRACTUAL OBLIGATIONS

The Company leases office space in Vancouver, British Columbia. The future minimum lease payments by calendar year are approximately as follows:

Year	$
2014	222,000
2015	222,000
2016	112,000
Thereafter	-

TOTAL	556,000

The Company is required to use the proceeds received from the Transaction for furthering the development of the Casino Project and for general working capital purposes; provided that the general working capital purposes of Western do not include the acquisition and development of any mineral properties unrelated to the Casino Project.

As part of a separate agreement, Western is required to make a payment of $1 million upon making a production decision on the Casino Project.

The Company has no off-balance sheet arrangements, no capital lease agreements and no long term obligations other than those described above, and throughout this document, or in the description of exploration and evaluation assets contained in the notes to the consolidated financial statements.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

RELATED PARTY TRANSACTIONS

Since the Company’s corporate reorganization in October 2011, administration, accounting and other office services have been provided by Ravenwolf Resource Group Ltd. (“Ravenwolf”) on a cost-recovery basis. Ravenwolf was a private company owned equally by Western, NorthIsle Copper and Gold Inc. (“NorthIsle”), and Copper North Mining Corp. (“Copper North”) until April 1, 2013, when NorthIsle and Copper North transferred their respective Ravenwolf shares to Western. As a result of the share transfers, Ravenwolf became a wholly-owned subsidiary of the Company.

Beginning April 1, 2013, Ravenwolf’s results are consolidated with those of the Company. Prior to that date, Ravenwolf was a related party to the Company.

Amounts charged by Ravenwolf were categorized as follows:

For the year ended December 31,	2013	2012
	$	$
Filing and regulatory fees	-	1,655
Office and administration	27,826	119,655
Rent and utilities	31,855	106,154
Shareholder communication and travel	11,808	26,842
Wages and benefits	226,358	914,257
Exploration and evaluation	74,837	273,239
Other	-	4,241

	372,684	1,446,043

The Company’s related parties also include its directors and officers. The remuneration of directors and officers was as follows:

For the year ended December 31,	2013	2012
	$	$
Salaries and director fees	902,941	905,013
Share-based payments	564,289	1,588,780

	1,467,230	2,493,793

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include share-based payments and income and mining taxes. Differences may be material.

Exploration and evaluation asset

The carrying amount of the Company’s exploration and evaluation assets represents costs net of write-downs to date and does not necessarily reflect present or future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

The Company’s asset are reviewed for indication of impairment at each balance sheet date. If indication of impairment exists, the asset’s recoverable amount is estimated. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in the statement of loss.

Environmental rehabilitation

Minimum standards for site reclamation have been established by various governmental agencies that affect certain operations of the Company. The determination of reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time. Changes in these assumptions could have a material effect on the amount required to be recognized as an environmental rehabiliation provision.

Share-based payments

The fair value of share-based payments and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares and the expected life of the option. Changes in the subjective input assumptions can materially affect the fair value estimate.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

RECENT ACCOUNTING PRONOUNCEMENTS

The Company has adopted the following standards effective for January 1, 2013. The adoption of these standards has not had a significant impact on the Company’s financial statements.

IFRS 10 Consolidated financial statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

IFRS 12 Disclosure of interest in other entities includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and other off balance sheet vehicles.

IFRS 13 Fair value measurement aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements, which are largely aligned between IFRS and US GAAP, do not extend to the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS.

A number of new standards, amendments, and interpretations are effective for annual periods beginning on or after January 1, 2014 and have not been applied in preparing these consolidated financial statements. The Company is in the process of determining the impact that these changes will have on its financial statements.

IFRS 9 Financial instruments is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value.

A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise, it is measured at fair value with changes in fair value recorded through profit or loss. Requirements for financial liabilities were added to IFRS 9 in October 2010. Most of the requirements for financial liabilities were carried forward unchanged from IAS 39. However, some changes were made to the fair value option for financial liabilities to address the issue of a company’s own credit risk.

IFRIC 21 Levies sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when should a liability be recognized.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2013. As a result of the material weakness identified during the assessment of internal control over financial reporting, as described below, management has also concluded that its disclosure controls and procedures were not effective as at December 31, 2013.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

The Company designed its system of internal control based on the Internal Control-Integrated Framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 1992.

The Chief Executive Officer and the Chief Financial Officer assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2013.

Based on that assessment, management concluded that, as at December 31, 2013, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity, credit, and currency risks from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, certain other assets, and accounts payable and accrued liabilities.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to help ensure that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks. The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western’s maximum exposure to credit risk.

Currency risk

Currency risk is the risk that the Company will lose significant purchasing power to operate its business as a result of changes in currency rates. The Company typically raises funds in Canadian dollars. The majority of the Company’s expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, the Company aims to maintain funds in the currency that matches that of the costs incurred. Historically, Western has not held significant amounts denominated in currencies other than the Canadian dollar.

The proceeds of the Transaction completed in December 2012 were denominated in US dollars. Although Western has been decreasing its foreign currency balance throughout 2013, the Company still had approximately US$5 million in financial instruments at December 31, 2013 (2012 – US$32 million). As at December 31, 2013, a 1% change in the exchange rate between the Canadian and US dollar would have resulted in an unrealized gain or loss of approximately $58,000 (December 31, 2012 - $319,000).

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Western’s operations in future periods. Statements that are not historical fact are forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and forward looking information as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators. Certain forward looking information should also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements and information (referred to herein together as “forward-looking statements”) are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth, among other places, under the heading “Casino Project” and elsewhere in Management’s Discussion and Analysis and may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results, exploration results at the Company’s property; budgets; work programs; timelines, including the timing of the QML; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates and results, continued availability of capital and financing, availability of equipment and personnel required for construction and operations, the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document, and in the AIF and Form 40-F. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Western and its subsidiaries may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to joint venture operations; changes in project parameters as plans continue to be refined; risks related to cooperation of government agencies and First Nations in the exploration and development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; accidents, labour disputes and other risks of the mining industry; and other risks and uncertainties disclosed in Western’s AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year ended December 31, 2013
(Expressed in Canadian dollars, unless otherwise indicated)

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The Company’s management discussion and analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada as of December 31, 2012, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 of the Commission. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and required by NI 43-101 to be used for disclosure of mineral resources. These terms, however, are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained and incorporated by reference into this management discussion and analysis that describes the Company’s mineral deposits may not be comparable to similar information made public by issuers subject to the Commission’s reporting and disclosure requirements applicable to domestic United States issuers.